April 26, 2000

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Re:      HomeLife, Inc.

Dear Sirs:

We have reviewed Part II, Item 3, Changes in and Disagreements with Accountants, of HomeLife Inc.'s Form 10-SB. We are in agreement with the reason for the change in accountants. We do not have any disagreement with the management of HomeLIfe, Inc.

Sincerely,

Biller, Firth-Smith & Archibald

/s/ James Biller
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James Biller, CPA